
03041601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36638

SEC MAIL RECEIVED PROCESSING DEC - 1 2003 WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAL Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway Suite 700
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Fred Wagstaff, III (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

420 North Twentieth Street Suite 1800	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SAL FINANCIAL SERVICES, INC.

Statements of Financial Condition

September 30, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	1,749,802	584,932
Due from affiliates		473,891	67,023
Receivables		288,946	107,548
Furniture and equipment (less accumulated depreciation of $42,918 in 2003 and $13,422 in 2002)		62,295	57,019
Intangible assets, net		498,167	577,917
Other assets		65,539	26,639
Total assets	$	3,138,640	1,421,078
Liabilities and Stockholder's Equity			
Due to parent company	$	273,931	5,499
Other liabilities		800,032	366,486
Total liabilities		1,073,963	371,985
Commitments and contingencies (note 5)			
Stockholder's equity:			
Preferred stock, $0.001 par value. Authorized 500 shares, no shares issued or outstanding		—	—
Common stock, $0.001 par value. Authorized 2,500 shares, issued and outstanding 2,500 shares		2	2
Additional paid–in capital		1,833,998	1,008,998
Retained earnings		230,677	40,093
Total stockholder's equity		2,064,677	1,049,093
Total liabilities and stockholder's equity	$	3,138,640	1,421,078

See accompanying notes to financial statements.

SAL FINANCIAL SERVICES, INC.

Statements of Operations

For the Year ended September 30, 2003 and the
Period from Inception (January 8, 2002) through September 30, 2002

	2003	2002
Revenues:		
Commissions	$ 7,910,820	4,269,373
Clearing fees	642,859	334,104
Insurance sales commissions	1,806,069	811,634
Other	819,127	253,872
	11,178,875	5,668,983
Expenses:		
Payments to independent brokers and third party marketers	8,850,790	4,235,208
Brokerage clearing fees	522,550	437,191
Employee compensation and benefits	607,192	329,453
Occupancy and equipment rental	74,400	47,173
Communications	89,873	54,334
Other administrative	729,638	501,931
	10,874,443	5,605,290
Income before income taxes	304,432	63,693
Income tax expense	113,848	23,600
Net income	$ 190,584	40,093

See accompanying notes to financial statements.

SAL FINANCIAL SERVICES, INC.

Statements of Changes in Stockholder's Equity

For the Year ended September 30, 2003 and the
Period from Inception (January 8, 2002) through September 30, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at inception (January 8, 2002)	$	—	—	—	—
Initial capitalization		2	108,998	—	109,000
Net income		—	—	40,093	40,093
Cash contribution from Parent		—	900,000	—	900,000
Balance at September 30, 2002		2	1,008,998	40,093	1,049,093
Net income		—	—	190,584	190,584
Cash contribution from Parent		—	825,000	—	825,000
Balance at September 30, 2003	$	2	1,833,998	230,677	2,064,677

See accompanying notes to financial statements.

SAL FINANCIAL SERVICES, INC.

Statement of Changes in Liabilities

Subordinated to Claims of General Creditors

For the Year ended September 30, 2003 and the
Period from Inception (January 8, 2002) through September 30, 2002

There were no liabilities subordinated to claims of general creditors as of and for the period ended September 30, 2003.

See accompanying notes to financial statements.

SAL FINANCIAL SERVICES, INC.

Statements of Cash Flows

For the Year ended September 30, 2003 and the
Period from Inception (January 8, 2002) through September 30, 2002

		2003	2002
Operating activities:			
Net income	$	190,584	40,093
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		109,247	46,705
Deferred tax benefit		(13,083)	(13,774)
Net changes in operating assets and liabilities:			
Receivables		(181,398)	(107,548)
Other assets		(25,816)	—
Due from affiliates		(406,868)	(67,023)
Due to Parent company		268,432	5,499
Other liabilities		433,546	330,980
Net cash provided by operating activities		374,644	234,932
Investing activities:			
Purchase of furniture and equipment		(34,774)	—
Acquisition of business (note 2)		—	(550,000)
Net cash used in investing activities		(34,774)	(550,000)
Financing activities:			
Cash contributions by Parent		825,000	900,000
Net cash provided by financing activities		825,000	900,000
Net increase in cash		1,164,870	584,932
Cash and cash equivalents, beginning of period		584,932	—
Cash and cash equivalents, end of period	$	1,749,802	584,932
Supplementary disclosure of cash flow information:			
Cash paid for income taxes	$	29,105	11,109
Noncash assets contributed by Parent		—	111,582

See accompanying notes to financial statements.

SAL FINANCIAL SERVICES, INC.

Notes to Financial Statements

September 30, 2003 and 2002

(1) Organization and Summary of Significant Accounting Policies

(a) *Description of Business and Principles of Consolidation*

SAL Financial Services, Inc. (the Company), was incorporated on January 8, 2002 as a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group). During the month of incorporation, SAL Group contributed certain tangible and intangible assets as the Company's initial capitalization. During 2002 and 2003, additional cash of $900,000 and $825,000, respectively was contributed by SAL Group to the Company.

The Company is a registered broker–dealer with the Securities and Exchange Commission. Its principal business activities include the execution of securities transactions for institutional and retail customers as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent brokers and third party marketing agreements with various banks. The Company also reintroduces customers through its discount brokerage operation. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) *Use of Estimates in Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Accounting for Securities Transactions*

Commission income and expenses related to customer securities transactions are recorded on a settlement date basis, which does not differ materially from a trade date basis. Securities owned and receivables/payables with customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) *Intangible Assets*

As further discussed in note 2, intangible assets represent primarily the excess of consideration paid over the fair value of tangible assets acquired, which is being amortized over seven years. Intangible assets also includes approximately $50,000 representing the amount paid by SAL Group for a brokerage license which was contributed to the Company as part of its original capitalization.

Intangible assets at September 30, 2003 and 2002 are summarized as follows:

		2003	2002
Intangible assets subject to amortization (see note 2)	$	451,917	531,667
Unamortized intangible asset (brokerage license)		46,250	46,250
Total intangible assets	$	498,167	577,917

Estimated amortization expense related to intangible assets subject to amortization will be $79,750 during each of the fiscal years ended September 30, 2004, 2005, 2006, 2007, and 2008.

(e) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight–line basis over the estimated useful lives of the assets. Gains or losses incurred upon the disposition of equipment are reflected in the current results of operations.

(f) ***Cash and Cash equivalents***

For purposes of the statement of cash flows, the Company has defined cash equivalents to include short–term highly liquid investments with original maturities of three months or less.

(g) ***Accounting for Insurance Sales Commission***

Insurance sales commission income is recognized upon receipt of commissions. The Company records an allowance to cover estimated commission charge–backs related to cancelled insurance contracts.

(h) ***Recent Accounting Pronouncements***

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Mandatory redeemable financial instruments are subject to the provisions of this statement for

(Continued)